August 14, 2024

Nicholas Petruska
Chief Executive Officer
Vine Hill Capital Investment Corp.
500 E Broward Blvd, Suite 1710
Fort Lauderdale, FL 33394

       Re: Vine Hill Capital Investment Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 6, 2024
           File No. 333-280880
Dear Nicholas Petruska:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1/A filed August 6, 2024
Exhibits

1. We note the assumptions in Exhibit 5.1 that "the Warrant Agreement [is] the valid and binding obligations of each of the parties thereto, enforceable against such parties in accordance with their respective terms," and "that the Company ... is duly incorporated and is validly existing and in good standing". Please remove these assumptions, as they are overly broad and assume material facts underlying the opinion. For guidance, see Staff
       Legal Bulletin 19.II.b.3(a).
 August 14, 2024
Page 2

       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Jonathan Ko